December 17, 2009

VIA EDGAR

Mr. Blaise Rhodes
Staff Accountant
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:  Coach, Inc.
Form 10-K for Fiscal Year Ended June 27, 2009
Filed August 19, 2009
File No. 001-16153

Dear Mr. Rhodes:
Thank you for spending time with us to discuss the Staff’s November 6, 2009 letter to Coach, Inc. setting forth the Commission’s comments to our Form 10-K for the fiscal year ended June 27, 2009, as well as our responses to the Staff’s comments, contained in our correspondence letter filed on November 30, 2009.   The purpose of this correspondence is to provide the Staff with the additional information requested during our conference call.
Funding of the Coach Foundation that may be likely to occur in the future at smaller amounts will come from the Company’s operations, and we will not treat such funding as an item affecting comparability with the presentation of non-GAAP measures in our Form 10-Q or Form 10-K filings.  In the event that the foundation is funded in the future in a significant amount directly attributable to a newly-arising unusual, non-recurring item, the Company may treat such funding as an item affecting comparability and present non-GAAP measures, as we believe this information, along with the related disclosures could be beneficial to investors.  If the Company makes such disclosure for a future significant funding related to an unusual, non-recurring item, we will ensure compliance with all applicable guidance, including Item 10(e) of Regulation S-K and the Commission’s FAQ Regarding the Use of Non-GAAP Financial Measures.  We note, as further discussed in the following paragraph, that we do not anticipate any such unusual, non-recurring items in the near future.
To reiterate the comments from our November 30th correspondence, we believe the items affecting comparability in our Form 10-K for the fiscal year ended June 26, 2009 were highly unusual and unlikely to recur in the near future, and while these are our current expectations as of the date of this letter, we note that the Company’s results of operations could be materially affected by a number of factors, macroeconomic and other.  We can state with a high degree of certainty that the specific events that drove the tax adjustments in fiscal 2008 and 2009 will not recur. We also believe it is unlikely that other significant, unusual tax adjustments will recur in the near future, including through our 2010 fiscal year-end. Additionally, we do not expect any significant charitable foundation contributions at any time in the near future, noting that the previous significant contributions were directly attributable to the discrete, unusual tax settlements.  Our cost savings measures in fiscal 2009 were highly unusual for the Company and we believe that any significant cost savings measures of this magnitude are unlikely to recur in the near future, including through our 2010 fiscal year-end.  The cost savings measures in fiscal 2009 included the closure of under-performing stores during the stores’ lease terms.  A significant point of note is that prior to these fiscal 2009 store closures, the Company in its history had never closed a store, except as allowed by the lease terms either as a result of natural expiration or otherwise, and similar closures are unlikely to recur in the near future, including through our 2010 fiscal year-end. Additionally, as noted in our November 30th correspondence, beginning with fiscal 2009 the Company’s Human Resource Committee resolution for incentive compensation goals for all employees excluded unusual charges or gains from measurement of corporate performance, and therefore adjustments to incentive compensation affecting comparability in connection with unusual, non-recurring items are not expected to recur in the foreseeable future.

In connection with the Staff’s comments and our responses, we would also like to acknowledge our understanding that the Company is responsible for the adequacy and accuracy of all disclosures in our filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We believe that these responses address your comments.  If you have any further questions, please do not hesitate to call me directly at (212) 629-2240.

Sincerely,

/s/ Michael F. Devine, III
Michael F. Devine, III
Executive Vice President and Chief Financial Officer

cc:
Ms. Tia Jenkins, Senior Assistant Chief Accountant - SEC Division of Corporation Finance
Mr. Brian Bhandari, Branch Chief – SEC Division of Corporate Finance
Mr. Lew Frankfort, Chairman and Chief Executive Officer of Coach, Inc.